Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

February 22, 2021

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Q3 All-Weather Tactical Fund (the “Tactical Fund” and the Q3 All-Weather Sector Rotation Fund (the “Sector Rotation Fund”) (each a “Fund” and together, the “Funds”) (File Nos. 811-22680; 333-180308)

Dear Alison White:

Set forth below is a summary of oral comments provided by Ms. Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment Nos. 171 and 174, filed on December 30, 2020 (Accession No. 0001398344-20-025286). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

Cover Page

1.	Please update the Tactical Fund’s Class ID and ticker symbol on EDGAR to reflect the addition of the C Class.

Response: The requested Class ID and ticker symbol will be updated.

Summary: Fees and Expenses

2.	Please explain supplementally how the “Other Expenses” line item in the Tactical Fund’s C Class column was estimated and determined to be reasonable for those shares.

Response: The Tactical Fund estimated the “Other Expenses” line item by comparing that share class’ anticipated operational expenses for the year with that share class’ anticipated average daily net assets for the year. Anticipated operational expenses are in turn estimated based on a pro forma budget derived from expenses incurred by the Tactical Fund’s other existing share classes during the most recent fiscal year, and anticipated average daily net assets are estimated based on expected demand for the share class during the first year of operations.

Summary: Principal Investment Strategies

3.	In the section titled, “Principal Investment Strategies” for each Fund, the disclosure indicates that, when triggered by certain quantitative indicators, the Fund may take positions that focus on fixed income securities. In a previous filing of the Funds’ prospectus, examples of these quantitative indicators were given as follows:

“(based on its quantitative indicators such as simple moving averages, trend indicators, and volatility measures)”

The relevant disclosure now refers only to “certain proprietary quantitative indicators.” Please revert the disclosure to match the previous version of the prospectus, or otherwise revise the relevant disclosure to provide examples of what quantitative indicators are being considered by the Funds.

Response: The Funds will revert the language in each section to read as follows:

“(based on its quantitative indicators such as simple moving averages, trend indicators, and volatility measures)”

4.	In the section entitled, “Principal Investment Strategies” for the Tactical Fund, the disclosure explains that the Tactical Fund will invest in “broad-based index funds, including exchange-traded funds (“ETFs”), open-end mutual funds, closed-end funds, and real estate investment trusts (collectively, “Portfolio Funds”).” Please revise this disclosure to list all possible types of “broad-based index fund” structures that the Tactical Fund may invest in, or otherwise please remove the term “including.”

Response: The Tactical Fund will revise the relevant disclosure to read as follows:

“Under normal circumstances, the Tactical Fund will invest in shares of other investment companies and similar products that operate as broad-based index exchange-traded funds (“ETFs”), open-end mutual funds, closed-end funds, and real estate investment trusts (collectively, “Portfolio Funds”).”

Summary: Principal Risks

5.	In the section entitled “Principal Risks” for each Fund, we note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Funds will revise the order of their principal risk disclosures accordingly.

6.	In the section entitled “Principal Risks” for the Tactical Fund, there is disclosure indicating that the Tactical Fund is a non-diversified fund. Previous filings have indicated that the Tactical Fund is a diversified fund. Please explain supplementally whether the diversified status of the Tactical Fund has changed, and if so, please explain whether this change was approved by its shareholders. If the status of the Tactical Fund has not changed, please revise the relevant disclosure.

Response: The Tactical Fund will remove the relevant reference to non-diversified status.

Statement of Additional Information

7.	In the risk disclosure titled “Variable and Floating Rate Securities,” the Funds note that floating rate securities typically use benchmark indices such as LIBOR. Please consider whether risk disclosure should be added to the Funds’ principal risk disclosures in the event that LIBOR be discontinued in the future.

Response: The Funds will monitor the status of LIBOR, and undertake to revise their disclosures in the future if necessary.

8.	In the Section titled, “Distribution Plan,” the disclosure regarding the Funds’ distribution plan is ambiguous as to whether it is a “reimbursement” type plan or a “compensation” type plan. Please revise the disclosure to more clearly indicate which type of distribution plan the Funds employ.

Response: The Funds will revise the relevant disclosure to read as follows:

“In connection therewith, the Investor Class shares of the Fund may pay up to 0.25% of its average daily net assets to the Distributor, as reimbursement for expenses incurred in connection with services or other activities that are primarily intended to result in the sale of shares.”

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck
Matthew J. Beck
Secretary

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